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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                 TO SCHEDULE 13D

                     FILED BY RICHARD LIU NOVEMBER 14, 2005

                    Under the Securities Exchange Act of 1934

                        WILSONS THE LEATHER EXPERTS INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    41-183993
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                             (IRS Employer I.D. No.)


                           Lawrence Greenapple, Esq.,
           630 Third Avenue, New York, New York 10017, (212) 953-6633
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                October 16, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

CUSIP No.    972463103
             ---------


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    1) Name of Reporting Person       Richard Liu, c/o Superior Leather, Ltd.,
                                      Unit 510 Tower 2, Enterprise Square,
                                      9 Sheung Yuet Rd., Kowloon Bay,
                                      Kowloon, Hong Kong



    2) Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) _____________________________________________________________________

       (b) _____________________________________________________________________



    3) SEC Use Only ____________________________________________________________



    4) Source of Funds (See Instructions)                       PF
                                          --------------------------------------




    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



    6) Citizenship or Place or Organization                   Taiwan
                                                 -------------------------------




      Number of      7) Sole Voting Power               2,195,419
      Shares Bene-                        --------------------------------------
      ficially
      Owned by       8) Shared Voting Power
      Each Report-                          ------------------------------------
      ing Person
                     9) Sole Dispositive Power          2,195,419
                                               ---------------------------------
                    10) Shared Dispositive Power
                                                 -------------------------------


   11) Aggregate Amount Beneficially Owned by Each Reporting Person   2,195,419



   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions) ______________________________________________________



   13) Percent of Class Represented by Amount in Row (11)          5.60%
                                                             -------------------



   14) Type of Reporting Person (See Instructions)                  IN
                                                       -------------------------



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ITEM 1.  SECURITY AND ISSUER


         This statement relates to the common stock of Wilsons The Leather Experts, Inc. whose principal executive office is at 7401 Boone Avenue North, Brooklyn Park, MN 55428.

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is a natural person
-
                  (a)      Richard Liu.

                  (b)      c/o Superior Leather Ltd.
                           Unit 510 Tower 2
                           Enterprise Square
                           9 Sheung Yuet Road
                           Kowloon, Hong Kong

                  (c)      President of Superior Leather Ltd. at address in Item
                           2(b).

                  (d) Not convicted in any criminal proceeding during the past five years.

                  (e) Not during the past five years party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment or decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizen of Taiwan.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The subject shares were acquired in transactions through October 6, 2006, with personal funds of Richard Liu none of which were borrowed.

ITEM 4.  PURPOSE OF TRANSACTION

         The securities of the issuer were acquired as a portfolio investment. There are no present plans which relate to or would result in any of the events described in subparagraphs a through j of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)(i) The aggregate number of shares of common stock of the Issuer beneficially owned by Richard Liu at October 19,2006 is 2,195,419. This is a decrease of 509,393 shares since the filing on December 21, 2005 of an Amendment No. 1 to Schedule 13D reporting beneficial ownership by Mr. Liu of 6.93% of the outstanding common stock of the Issuer. All of the shares were purchased or sold for the account of Copwell Holdings, Ltd. No shares were purchased or sold for the account of Subtle Assets, Ltd.

         (ii) In its Form 10Q filed with the Commission September 7, 2006, the Issuer reported 39,168,526 shares of common stock outstanding at July 29, 2006.

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         (b) Richard Liu has the sole power to vote the 2,195,419 shares of common stock held for his account in the names of Copwell Holdings, Ltd. and Subtle Assets, Ltd.

         (c) Since October 1, 2006, Mr. Liu purchased (sold) shares of common stock of the Issuer in transactions effected through broker-dealers on the NASDAQ National Market System for the account of Copwell Holdings, Ltd., as follows:

                                No. of Shares
Trade Date                     purchased (sold)           Aggregate Price
----------                     ----------------           ---------------
Oct  3, 2006                       (16,650)                  $ 75,838
Oct  6, 2006                        19,800                   $ 48,369
Oct  6, 2006                          (100)                  $    454
Oct 10, 2006                       (31,300)                  $142,048
Oct 11, 2006                       (20,600)                  $ 93,489
Oct 12, 2006                       (12,100)                  $ 54,913
Oct 13, 2006                      (143,600)                  $651,697
Oct 16, 2006                        (6,605)                  $ 29,975
Oct 17, 2006                       (13,395)                  $ 60,790
Oct 18, 2006                       (16,100)                  $ 73,066
Oct 19, 2006                        (1,879)                  $  8,527
Oct 20, 2006                        (8,821)                  $ 40,032
Oct 23, 2006                       (10,764)                  $ 48,450
Oct 24, 2006                       (82,839)                  $375,946


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Liu and any other person with respect to any securities of the Issuer. The securities of the Issuer are held of record by Copwell Holdings, Ltd., and Subtle Assets, Ltd. entities of which Mr. Liu is the sole principal.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         There is no material required to be filed as an exhibit.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  Kowloon, Hong Kong                          /s/ Richard Liu
        November 1, 2005                           ----------------------
                                                     RICHARD LIU


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